Exhibit 99.2

CLEARWAVE N.V.

MANAGEMENT PROXY OF THE CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

THE UNDERSIGNED SHAREHOLDER OF CLEARWAVE N.V. HEREBY APPOINTS (CHECK (A) OR (B))

(A)	KEES VAN RAVENHORST, OR FAILING HIM YVES NORMAND
(B)		OF
	(NAME)		(ADDRESS)

AS THE PROXY OF THE UNDERSIGNED TO ATTEND, ACT AND VOTE FOR AND ON BEHALF OF THE UNDERSIGNED AT the Annual Meeting of the Shareholders of the Corporation, to be held at The World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands, on June 28, 2004, at 11:00 a.m.

The shares to which this proxy relates will be voted pursuant to the instructions given below. All of the shares to which this proxy relates will be voted for, against or will be the subject of an abstention, as specified by the shareholder. However, if no instructions are given, this proxy will be voted FOR the proposals set out herein.

(MARK WITH AN X)
TO ADOPT THE ANNUAL FINANCIAL STATEMENTS OF THE CORPORATION FOR THE FINANCIAL YEAR ENDED	FOR
DECEMBER 31, 2003 AND AUTHORIZE THE PREPARATION OF THE ENGLISH LANGUAGE VERSION THEREOF	AGAINST
ABSTENTION

TO DISCHARGE, IN CONNECTION WITH THE ANNUAL FINANCIAL STATEMENTS, THE MEMBERS OF THE BOARD OF	FOR
MANAGEMENT IN RESPECT OF THEIR MANAGEMENT DURING THE YEAR 2003 AND THE SUPERVISORY BOARD IN	AGAINST
RESPECT OF ITS SUPERVISION THEREOF	ABSTENTION

FOR
TO RE-APPOINT ERNST & YOUNG ACCOUNTANTS, AS AUDITORS OF THE CORPORATION	AGAINST
ABSTENTION

FOR
TO APPROVE THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE CORPORATION	AGAINST
ABSTENTION

TO ACKNOWLEDGE THE RESIGNATION OF THE MEMBERS OF THE BOARD OF MANAGEMENT AND THE	FOR
SUPERVISORY BOARD, AND TO APPOINT TELESYSTEM INTERNATIONAL WIRELESS CORPORATION N.V. AS	AGAINST
STATUTORY DIRECTOR OF THE CORPORATION, BOTH UNDER THE CONDITION THAT THE AMENDMENT TO THE	ABSTENTION
ARTICLES OF ASSOCIATION AS PROPOSED IS EFFECTED

TO EXTEND THE DESIGNATION OF THE BOARD OF MANAGEMENT AS THE CORPORATE BODY AUTHORIZED,	FOR
UNTIL JUNE 27, 2009, TO ISSUE SHARES AND TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES	AGAINST
ABSTENTION

TO EXTEND THE DESIGNATION OF THE BOARD OF MANAGEMENT AS THE CORPORATE BODY AUTHORIZED,	FOR
UNTIL JUNE 27, 2009, TO LIMIT OR EXCLUDE THE PRE-EMPTIVE RIGHTS IN CONNECTION WITH THE ISSUE	AGAINST
OF SHARES OR THE GRANTING OF RIGHTS TO SUBSCRIBE FOR SHARES	ABSTENTION

TO DESIGNATE THE BOARD OF MANAGEMENT AS THE CORPORATE BODY AUTHORIZED, UNTIL DECEMBER 28,	FOR
2005, TO REPURCHASE UP TO 5% OF THE CORPORATION'S OUTSTANDING SHARE CAPITAL	AGAINST
ABSTENTION

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO ANY AMENDMENTS OR VARIATION TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. MANAGEMENT IS NOT AWARE OF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE PRESENTED AT THE MEETING.

DATED this	day of	2004

SIGNATURE OF SHAREHOLDER

* A shareholder has the right to appoint a person to attend and act for and on behalf of him/her at the Annual Meeting of Shareholders other than the person designated in (A) above and may do so by checking (B) above and inserting such other person's name in the blank space provided.

This proxy must be executed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Remember to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.